UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Alon Holdings”) announced today that its wholly owned subsidiary, Mega Retail Ltd., had acquired yesterday from an institutional investor in an off-market transaction NIS 1,467,867 in par value of Alon Holdings' unsecured non-convertible Series C debentures at a price of NIS 74.81 per NIS 100 par value, for an aggregate consideration of NIS 1,098,111.

Alon Holdings further announced that its subsidiary, Blue Square Real Estate Ltd., had acquired yesterday in the open market NIS 157,432 in par value of Alon Holdings' unsecured non-convertible Series C debentures at a price of NIS 71.59 per NIS 100 par value, for an aggregate consideration of NIS 112,711.

Alon Holdings was informed by its Executive Chairman of the Board and CODM, Mr. David Wiessman, that Mr. Wiessman had acquired yesterday in the open market NIS 93,000 in par value of Alon Holdings' unsecured non-convertible Series C debentures at a price of NIS 73 per NIS 100 par value.

Alon Holdings was further informed by Alon Israel Oil Company Ltd. ("Alon") that Alon had acquired yesterday an aggregate of 48,950 additional ordinary shares of Alon Holdings, at an average price of approximately NIS 8.63 per ordinary share. Following the acquisition, Alon owns directly an aggregate of 17,919,729 ordinary shares of Alon Holdings, constituting approximately 27.17% of the issued ordinary shares of Alon Holdings. In addition, due to Alon's indirect ownership of all of the shares of Alon Retail Ltd., which holds 30,604,303 ordinary shares of Alon Holdings, Alon may be deemed to beneficially own an aggregate of 48,524,032 ordinary shares of Alon Holdings, constituting approximately 73.57% of the issued ordinary shares of Alon Holdings.

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 215 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 198 petrol stations and 200 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Ortal Klein
June 18, 2012		Ortal Klein, Adv. Corporate Secretary